UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,836,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,836,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,836,659^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Asset Management Inc. beneficially owns 300,906,659 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 478,330,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,836,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,836,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,836,659^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Partners Limited beneficially owns 300,906,659 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 478,330,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,842,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,842,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,842,484^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield TK TOLP L.P. beneficially owns 300,587,484 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, BCP GP Limited beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield Private Equity Group Holdings LP beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Private Equity Inc. beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

Item 1.                                 Security and Issuer

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017, Amendment No. 2 filed with the Securities and Exchange Commission on July 9, 2018, Amendment No. 3 filed with the Securities and Exchange Commission on May 3, 2019 and Amendment No. 4 filed with the Securities and Exchange Commission on May 13, 2019 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of March 31, 2019, there were 410,400,988 Common Units of the Issuer outstanding. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On May 17, 2019, Brookfield Business Partners L.P., together with certain of its affiliates and institutional partners (collectively, the “Brookfield Consortium”), delivered a non-binding offer (the “Offer Letter”) to the conflicts committee of Teekay Offshore General Partner, the general partner of the Issuer, to acquire all of the issued and outstanding Common Units of the Issuer in exchange for $1.05 in cash for each issued and outstanding Common Unit that is not owned by the Brookfield Consortium. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4.

There can be no assurance that any discussions that may occur between the Brookfield Consortium and the Issuer with respect to the offer contained in the Offer Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of the Brookfield Consortium, including the approval of the conflicts committee of Teekay Offshore General Partner, the general partner of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Except as may be required by law, the Brookfield Consortium does not intend to disclose developments with respect to the foregoing unless and until the board of directors of Teekay Offshore General Partner and the Brookfield Consortium have approved a specific transaction, if any, and the Brookfield Consortium and the Issuer have then entered into a definitive agreement to effect such transaction.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

1.                                      Letter, dated May 17, 2019, from Brookfield Business Partners L.P. to the Conflicts Committee of Teekay Offshore General Partner, the general partner of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2019

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BCP GP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James A Bodi
	Name:	James A Bodi
	Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James A Bodi
	Name:	James A Bodi
	Title:	Director